UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           WESTERN COUNTRY CLUBS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                Colorado                                 84-1131343
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                           Western Country Clubs, Inc.
                        1601 N.W. Expressway, Suite 1610
                             Oklahoma City, Oklahoma           73118
                    ---------------------------------------- ----------
                    (Address of principal executive offices) (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act: NONE


        Securities to be registered pursuant to Section 12(g) of the Act:


   Series A Cumulative Convertible Redeemable Preferred Stock, $.10 par value
   --------------------------------------------------------------------------
                                (Title of Class)


               Series A Redeemable Common Stock Purchase Warrants
               --------------------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

SERIES A CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

         The Company is authorized to issue up to a total of 10,000,000 shares of Preferred Stock, $.10 par value, in one or more series, with such rights, preferences, qualifications, limitations and restrictions as shall be set forth in the Certificate of Designation authorizing the issuance of such stock. The Company's Board of Directors has designated 500,000 shares of Preferred Stock as Series A Preferred Stock.

         DIVIDENDS. Holders of Series A Preferred Stock are entitled to receive dividends at a rate of $1.20 per share per year, payable in arrears semi-annually to holders of record on the first banking day of each January and July after issuance. Dividends are payable in cash. With respect to the payment of dividends, the Series A Preferred ranks senior to the Common Stock.

         LIQUIDATION PREFERENCE. The Series A Preferred Stock has a preference upon liquidation equal to $12 per share plus all accrued and unpaid dividends. After payment of the preference amount, the Series A Preferred Stock will participate no further in distribution of proceeds.

         CONVERSION. Commencing one year from the date of the Company's Registration Statement on Form SB-2 (File No. 333-21547) (the "Registration Statement") and each quarterly period thereafter, each share of Series A Preferred Stock may be converted by Company into shares of Common Stock based on the average closing price of the Common Stock for five days immediately preceding the close of the quarter then ended. The conversion rate (the "Conversion rate") is based upon the bid price of the Company's Common Stock less a 20% discount. The Conversion Rate is subject to adjustment, on the terms described below.

         The Conversion Rate is subject to adjustment upon the occurrence of the following events: the issuance of shares of Common Stock or other securities of the Company as a dividend or distribution on shares of Common Stock of the Company to the holders of all of its outstanding shares of Common Stock; subdivisions, combinations, or certain reclassifications of shares of Common Stock of the Company; or the distribution to the holders of shares of Common Stock of the Company generally of evidences of indebtedness or assets (excluding cash dividends and distributions made out of current or retained earnings) or rights, options, or warrants to subscribe for securities of the Company other than those mentioned above. No adjustment in the conversion rates will be required to be made with respect to the Series A Preferred Stock until cumulative adjustments amount to one percent or more; however, any such adjustment not required to be made will be carried forward and taken into account in any subsequent adjustment. In lieu of fractional shares of Common Stock, the number of shares to be issued will be rounded up or down to the nearest whole share as the case may be.

         REDEMPTION. At any time after one year from the date of issuance, the Company may redeem the Series A Preferred Stock at $13.20 plus payment of all accrued and unpaid dividends.

To redeem the Series A Preferred Stock, the Company must give record holders notice of at least 30 days and no more than 60 days prior to the redemption date.

         In the event of any consolidation with or merger of the Company into another corporation, or sale of all or substantially all of the properties and assets of the Company to any other corporation, or in case of any reorganization of the Company, each share of Series A Preferred Stock would thereupon become convertible only into the number of shares of stock of other securities, assets or cash to which a holder of the number of shares of Common Stock of the Company issuable (at the time of such consolidation, merger, sale or reorganization) upon conversion of such share of Series A Preferred Stock would have been entitled upon such consolidation, merger, sale or reorganization.

         VOTING AND PREEMPTIVE RIGHTS. The holders of the Series A Preferred Stock have voting rights on the basis of one vote for each share of Common Stock into which each share of Series A Preferred Stock may be converted. The Series A Preferred Stock shall not be entitled to preemptive rights.

SERIES A REDEEMABLE COMMON STOCK PURCHASE WARRANTS

         Each  Warrant  entitles  the holder  thereof to  purchase  one share of
Common Stock at an exercise price of $1.50 subject to adjustment for anti-dilutive events, at any time prior to five years from date of issuance unless earlier redeemed by the Company as described below.

         The Warrants are subject to redemption by the Company at $.05 per Warrant, at any time commencing one year from the date of the Company's Registration Statement, on 30 days' prior written notice to the holders of Warrants, provided that the daily trading price per share of Common Stock has been at least $7.00 for a period of at least ten consecutive trading days ending within ten days prior to the date upon which the notice of redemption is given. For purposes of determining the daily trading price of the Company's Common Stock, if the Common Stock is listed on a national securities exchange, is admitted to unlisted trading privileges on a national securities exchange, or is listed for trading on a trading system of the NASD such as the NASDAQ Small Cap Market or the NASDAQ/NMS, then the last reported sale price of the Common Stock on such exchange or system each day shall be used or if the Common Stock is not so listed on such exchange or system each day shall be used to determine such daily trading price. The Warrants will be exercisable until the close of the business day preceding the date fixed for redemption, if any.

         The Warrants will be issued in registered form pursuant to the terms of a Warrant Agreement dated as of the effective date of the Registration Statement (the "Warrant Agreement") between the Company and American Securities Transfer & Trust Inc., as Warrant Agent. Reference is made to said Warrant Agreement (which has been filed as Exhibit 10.30 to the Registration Statement and which has been incorporated therein by reference) for a complete description of the terms and conditions thereof. The description herein is qualified in its entirety by reference to the Warrant Agreement.

         The exercise prices and number of shares of Common Stock or other securities issuable on exercise of the Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company.

         The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by cashier's or certified check payable to the Company) to the Warrant Agent for the number of warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Common Stock.

         At any time when the Warrants are exercisable and as a condition to redemption of the Warrants, the Company is required to have a current registration statement on file with the Securities and Exchange Commission and to effect appropriate qualifications under the laws and regulations of the states in which the holders of Warrants reside in order to comply with applicable laws in connection with the exercise of the Warrants and the resale of the Common Stock issued upon such exercise. So long as the Warrants are outstanding, the Company will undertake to file all post-effective amendments to the registration statement required to be filed under the Securities Act, and to take appropriate action under Federal and state securities laws to permit the issuance and resale of Common Stock issuable upon exercise of the Warrants. The Company will use its best efforts to register or qualify the shares issuable upon conversion of the Warrants in all of the jurisdictions in which the securities offered hereby are registered or qualified. However, the Company may determine not to register or qualify the shares underlying the Warrants in certain other jurisdictions where the time and expense involved would not justify such registration and qualification. There can be no assurance that the Company will be in a position to effect such action under the Federal and applicable state securities laws, and the failure of the Company to effect such action may cause the exercise of the Warrants and the resale or other disposition of the Common Stock issued upon such exercise to become unlawful. The Company may amend the terms of the Warrants, but only by extending the termination date or lowering the exercise price. The Company has no present intention of amending such terms.

ITEM 2.  EXHIBITS.


The following documents are filed as exhibits to this registration statement:

                                                                                                    Exhibit
                                                                                                   Number to
                                                                                                   Form SB-2
                                                                                                   Registra-
      Exhibit                                                                                         tion
      Number         Description of Document                                                       Statement
      -------        -----------------------                                                       ----------
        4.1          Articles of Incorporation, dated December 20, 1989                              3.1(1)
        4.2          Amendment to the Articles of Incorporation, dated                               3.2(1)
                     November 30, 1993
        4.3          Bylaws                                                                          3.3(1)
        4.4          Amendment to Articles of Incorporation, dated June 13,                          3.4(1)
                     1997, setting forth the rights and preferences of the Series A
                     Preferred Stock
        4.5          Form of Warrant Agreement, dated _______, 1997,                                10.30(1)
                     between Western Country Clubs, Inc. and American
                     Securities Transfer & Trust, Inc.
        5.1          Form of Series A Common Stock Purchase Warrant                                  4.2(1)
                     Certificate
        5.2          Form of Series A Preferred Stock Certificate                                    4.3(1)


(1)      Incorporated by Reference to the Exhibit to the Registrant's Registration Statement on Form SB-2 (File #333-
         21547).

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         WESTERN COUNTRY CLUBS, INC.


                                            \s\ James E. Blacketer
Date:  July 1, 1997                      By:___________________________________
                                              James E. Blacketer, President and
                                                 Principal Executive Officer